Exhibit 21.1

SUBSIDIARIES

Incorporation/Organization	Jurisdiction of
Mastech Digital Technologies, Inc.	Pennsylvania
Mastech Digital Alliances, Inc.	Pennsylvania
Mastech Digital Resourcing, Inc.	Pennsylvania
Mastech Digital Services, Inc.	Pennsylvania
Mastech Digital Data, Inc.	Delaware
Mastech Digital Pvt, Ltd.	India
Mastech InfoTrellis, Inc.	Delaware
Mastech InfoTrellis Digital, Ltd.	Canada
InfoTrellis India Pvt, Ltd.	India